UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'School Presentation'



Press release

Thursday 8 December 2005

Presentation at CSFB media conference


Steve Dowling, President of Pearson's School business, is today presenting at CSFB's Global Media Week conference in New York. The presentation begins at 0940 EST (1440 GMT) and a link to the webcast will be available at www.pearson.com.

Steve Dowling will update investors on the education funding and policy environment, and will outline several new growth opportunities Pearson is targeting in the US School market. There will be no update on current trading or on the outlook for 2006, but Dowling will say:

"For some time now, we've been saying that 2005 would be the first of several very strong years for the School industry. With our sales up 17% after nine months, we're confident that 2005 will be a record year for our School business, and that we will achieve further growth in 2006 and beyond."

Ends


More information: Luke Swanson            + 44 (0)20 7010 2310

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 08 December 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary